BB*
3/16



SECU[illegible] 07004403 [illegible]SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer + Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, 11th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur G. Gottlieb 617-482-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Niedzwiecki, Wallace
(Name – *if individual, state last, first, middle name*)

84 Andrew Lane	Holliston	MA	01746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, Arthur G. Gottlieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downer & Company, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public Aug. 8, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLACE NIEDZWIECKI
Certified Public Accountant
84 Andrew Lane, Holliston, MA 01746
Telephone (508) 429-1919
wncpa@mindspring.com

The Partners of Downer & Company, LLC
Downer & Company, LLC

In planning and performing my audit of the financial statements of **Downer & Company, LLC** for the year ended December 31, 2006, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Downer & Company, LLC that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their

assigned functions. However, I noted no matters involving the control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 15, 2007



Wallace Niedzwiecki

OATH OR AFFIRMATION

I, Arthur G. Gottlieb, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Downer & Company, LLC, as of December 31, 2006, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer.



Arthur G. Gottlieb
Managing Director



Notary Public Aug. 8, 2008

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AUDITED STATEMENT OF FINANCIAL CONDITION

DATE--DECEMBER 31, 2006

DOWNER & COMPANY, LLC
(Name of Respondent)

60 State Street, Boston, Massachusetts 02109
(Address of Principal Executive Office)

Thomas C. Munnell
Managing Director
Downer & Company, LLC
60 State Street
Boston, Massachusetts 02109
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Wallace Niedzwiecki

Certified Public Accountant

84 Andrew Lane, Holliston, MA 01746

(508) 429-1919

wncpa@mindspring.com

REPORT OF INDEPENDENT AUDITOR

The Partners of Downer & Company, LLC
Downer & Company, LLC

I have audited the accompanying statement of financial condition of Downer & Company, LLC as of December 31, 2006 and 2005. This statement of financial condition is the responsibility of the Company's management. My responsibility is to express an opinion on this statement of financial condition based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Downer & Company, LLC at December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

February 15, 2007



Wallace Niedzwiecki

DOWNER & COMPANY, LLC

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2006 AND 2005

ASSETS		
	2,006	**2,005**
CURRENT ASSETS		
Cash and cash equivalents	$ 825,346	$ 672,506
Accounts receivable	5,051,258	3,863,066
Employee advances	50,000	12,887
Prepaid expenses	66,373	70,018
TOTAL CURRENT ASSETS	**$ 5,992,977**	**$ 4,618,477**
PROPERTY and EQUIPMENT - at cost		
Office equipment	$ 320,311	$ 301,755
Leasehold improvements	84,871	84,871
Computer	331,789	300,523
Total	736,971	687,149
Less accumulated depreciation	(657,819)	(630,840)
NET PROPERTY and EQUIPMENT	**$ 79,152**	**$ 56,309**
OTHER ASSETS		
Investments	56,744	59,105
Deposits	111,224	101,211
TOTAL OTHER ASSETS	**167,968**	**160,316**
TOTAL ASSETS	**$ 6,240,097**	**$ 4,835,102**
LIABILITIES & PARTNERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 46,212	$ 28,413
Accrued expenses	158,561	
Deferred revenues	0	14,716
Accrued payroll and vacation obligation	182,377	221,689
Payroll withholdings & taxes	80,812	20,841
TOTAL CURRENT LIABILITIES	**$ 467,962**	**$ 285,659**
TOTAL LIABILITIES	**467,962**	**285,659**
PARTNERS' EQUITY	**$ 5,772,135**	**$ 4,549,443**
TOTAL LIABILITIES & PARTNERS' EQUITY	**$ 6,240,097**	**$ 4,835,102**

The accompanying notes and accountant's report should be read with these financial statements.

DOWNER & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2006 AND 2005

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

ORGANIZATION - DOWNER & COMPANY, LLC

Downer and Company was formed as a partnership on February 1,1984. On December 27, 1996 the partnership became a limited liability company under the name of Downer & Company, LLC. The Company offers investment banking services to corporate clients to assist with the implementation of corporate development programs of acquisition, merger, divestiture, and joint venture.

ACCOUNTING METHOD

For tax purposes, the Company reports income and expenses using the cash basis method of accounting. For financial reporting purposes, the Company uses the accrual basis of accounting.

INCOME TAXES

No provision for income taxes is shown in the financial statements because the Company is a limited liability company. As such, taxable income or loss passes directly to the partners.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided over the estimated useful life of of the related asset, principally on the straight-line method.

PENSION PLAN

In 2002, the Company established a revised defined contribution standard profit sharing plan with 401(k) provisions as its only pension plan. The plan covers substantially all of the Company's US based employees Profit-sharing and 401 (k) matching contributions are made at the discretion of the Company for each of the years ended December 31, 2006 and 2005. Profit sharing contributions were made at the rate of 20% of W-2 wages reported for each eligible US employee. For these years, there were profit-sharing expenses paid of $209,548 and $ 149,755 respectively. The Company chose to continue to match an employee's contribution to the 401(k) plan at the same rate (as in prior years) of $.56 2/3 per dollar contributed up to 6% of the employee's W-2 wages. For the years ended December 31, 2006 and 2005, the amounts of 401 (k) matching contribution expenses were $5,266 and $3,617 respectively.

CASH AND CASH EQUIVALENTS

Cash equivalents are carried at cost which approximates fair value. Cash equivalents are highly liquid financial instruments with an original maturity of three months or less.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DOWNER & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2006 AND 2005

CURRENCY TRANSLATION

Transactions undertaken in foreign currencies are translated into US dollars at approximate exchange rates prevailing at the time the transactions occurred.

2. *ACCOUNTS RECEIVABLE*

On December 31, 2006 and 2005, accounts receivable consisted of $ 5,051,258 and $ 3,863,066. The company uses the direct write off method of accounting for bad debts. There were no amounts written off in 2006 or 2005 against income. Since December 31, 2004, the Company was involved in a lawsuit with a client to collect an amount of $ 1,552,000. Management cannot predict the outcome of the lawsuit and believes that losses, if any, resulting from these matters would not have a material effect on the financial position of the company.

3. *NET CAPITAL REQUIREMENT*

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $40,256. At December 31, 2006, the Company's net capital was $ 327,772.

4. *LEASE OBLIGATIONS*

The company signed a lease on 2-4-04 for a new office location in Boston beginning 8-1-04 and expiring on 7/31/09. The basic rent was $17,500 monthly for 5 months, $17,793 monthly for five months, with increases to $25,700 monthly for thirteen months, and $27,535 monthly for 42 months. Additional expenses for maintenance and taxes are due during the life of the lease.
The company signed a lease for a new office in Paris effective March 2002 and expiring on February 28, 2011. The basic rent is $14,242 monthly.
The company signed a lease for a new office in Frankfurt effective March 2006 and expiring on February 28, 2010. The net basic rent is $6,557 monthly.

The minimum annual rental commitments under the Company's operating leases for offices are as follows:

	Boston	Paris	Frankfurt
2007	328,584	170,901	78,684
2008	328,584	170,901	78,684
2009	192,745	170,901	78,684
2,010		170,901	78,684
2,011		28,484	

5. *INVESTMENTS*

The Company has made a number of investments in private securities for which there is no market.
The NASD shares have been liquidated and cash proceeds have been distributed to the founding partners.
The value of investments as at December 31, 2006 and 2005 is:

	2,006	2,005
300 NASD warrants	$ 0	$ 3,300
TF Investment Advisors	(1,895)	(1,894)
J & R Founders Fund	58,639	57,699
Total	$ 56,744	$ 59,105

DOWNER & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2006 AND 2005

6. *INSURED CASH*

The Company maintains its cash balances at various banks and financial services companies. Accounts at the banks are insured by the Federal Deposit Insurance Corporation up to $100,000. Accounts at the financial services company are insured by the Securities Investor Protection Corporation up to $500,000. A summary of the total insured and uninsured balances is as follows:

December 31,	2,006	2,005
Total cash	825,346	672,506
Portion insured	377,342	672,506
Uninsured balance	448,004	0

7 PARTNERS' EQUITY

The Company made payments of $677,586 to retiring partners liquidating their paid-in cash investment in the partnership under the Limited Liability Company Agreement of Downer & Company, LLC dated December 31, 2003. These same retiring partners will continue to receive future payments to be made in future years contingent upon Company revenues.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DOWNER & COMPANY, LLC

CASH	$	825,346
CASH OVERDRAFT		135,889
TOTAL CASH		961,235
LESS: TOTAL LIABILITIES		
(AGGREGATE INDEBTEDNESS)		
CASH OVERDRAFT		135,889
ACCOUNTS PAYABLE		46,212
ACCRUED EXPENSES		158,561
ACCRUED PAYROLL AND VACATION		182,377
PAYROLL WITHHOLDINGS & TAXES		80,812
	$	603,851
ALLOWABLE NET CAPITAL	$	357,384
LESS: FOREIGN CURRENCY - HAIRCUTS		29,612
NET CAPITAL		327,772
NET CAPITAL REQUIREMENT	$	40,256
EXCESS CAPITAL	$	287,516

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DOWNER & COMPANY, LLC

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," as it is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2006

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DOWNER & COMPANY, LLC

The computation of net capital under Rule 15c3-1 included in this audited report reflects net capital of $ 327,772. The computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2006, and its reconciliation to the audited report, is as follows:

(1) Company's unaudited computation of net capital	$	327,772
(2) Increase in current liabilities	$	0
(3) Company's audited computation of net capital	$	327,772

END